UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Aurora Innovation, Inc.
(Name of Issuer)

Class A Common Stock, $0.00001 Par Value Per Share
(Title of Class of Securities)

051774107
(CUSIP Number)

November 3, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 051774107	SCHEDULE 13G	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS Toyota Motor Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 47,348,178
	6	SHARED VOTING POWER 213,411*
	7	SOLE DISPOSITIVE POWER 47,348,178
	8	SHARED DISPOSITIVE POWER 213,411*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,561,589 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%**
12		TYPE OF REPORTING PERSON CO

* Includes 213,411 shares of Class A Common Stock of the Issuer issued to Toyota A.I. Ventures Fund I, L.P. Toyota Motor Corporation has voting and dispositive power over the shares of Class A Common Stock of the Issuer held by Toyota A.I. Ventures Fund I, L.P. and therefore may be deemed to be the beneficial owner of such shares of Class A Common Stock.

** Based on 642,869,548 shares of Class A Common Stock issued and outstanding as of November 3, 2021 upon the consummation of the Business Combination (as defined and as further described in the Issuer’s Registration Statement on Form S-1 filed with the SEC on November 5, 2021).

CUSIP No. 051774107	SCHEDULE 13G	Page 3 of 5 Pages

Item 1.	(a) Name of Issuer:

Aurora Innovation, Inc.

(b) Address of Issuer’s Principal Executive Offices:

215 Park Avenue, Floor 11

New York, New York 10003

Item 2.	(a) Name of Person Filing:

Toyota Motor Corporation

(b) Address of Principal Business Office:

1 Toyota cho, Toyota City, Aichi 471-8571 Japan

(c) Citizenship:

Please refer to Item 4 on the cover page for the Reporting Person.

(d) Title of Class of Securities:

Class A Common Stock, Par Value $0.00001 Per Share

(e) CUSIP No.:

051774107

Item 3.

Not applicable

 Item 4. Ownership:

Information with respect to the Reporting Person’s ownership as of December 31, 2021, is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 051774107	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2021

TOYOTA MOTOR CORPORATION

By:	/s/ Kenta Kon
	Name:	Kenta Kon
	Title:	Operating Officer